RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-189888

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated February 17, 2015

Pricing Supplement Dated February __, 2015 to the Product
Prospectus Supplement No. TP-1, dated July 26, 2013, and the
Prospectus Supplement and Prospectus, Each Dated July 23, 2013
$ _____________ Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF, Due February 23, 2018 Royal Bank of Canada

Royal Bank of Canada (“Royal Bank”) is offering Trigger Phoenix Issuer Callable Notes (the “Notes”) linked to the Market Vectors® Oil Services ETF (the “Reference Stock”). The Notes offered are senior unsecured obligations of Royal Bank of Canada, will pay a Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement. The notes will not be listed on any securities exchange.

The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated July 26, 2013, on page S-1 of the prospectus supplement dated July 23, 2013, and “Selected Risk Considerations” beginning on page P7 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Trade Date:	February 20, 2015	Principal Amount:	$1,000 per Note
Issue Date:	February 25, 2015	Maturity Date:	February 23, 2018
Observation Dates:	Quarterly, as set forth on page P2.	Coupon Payment Dates:	Quarterly, as set forth on page P2.
Valuation Date	February 20, 2018	Contingent Coupon Rate:	[6.50% - 7.00%] per annum (to be determined on the trade date)
Initial Stock Price:	The closing price of the Reference Stock on the trade date.
Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Trigger Price and Coupon Barrier:	65% of the Initial Stock Price.
Contingent Coupon:
If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:
If the Final Stock Price is greater than or equal to the Trigger Price, then the investor will receive, for each $1,000 in principal amount, $1,000 plus the Contingent Coupon.
If the Final Stock Price is less than the Trigger Price, then the investor will receive, for each $1,000 in principal amount, a cash payment equal to:
$1,000 + ($1,000 x Reference Stock Return)
Investors could lose some or all of the value of their initial investment if there has been a decline in the trading price of the Reference Stock.

Call Feature:
Royal Bank may redeem your Notes (in whole but not in part) at its sole discretion for 100% of their principal amount, plus any accrued interest, on any Coupon Payment Date beginning on or after February 25, 2016, provided Royal Bank gives at least three business days’ prior written notice.

CUSIP:	78012KBS5
	Per Note	Total
Price to public	100.00%	$
Underwriting discounts and commissions	2.00%	$
Proceeds to Royal Bank of Canada	98.00%	$

The initial estimated value of the Notes as of the date of this terms supplement is $949.30 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the trade date, which will not be less than $[  ] per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $20.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P16 below.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:	This terms supplement relates to an offering of Trigger Phoenix Issuer Callable Notes (the “Notes”) linked to the Market Vectors® Oil Services ETF (the “Reference Stock”).

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series F

Trade Date:	February 20, 2015

Issue Date:	February 25, 2015

Term:	Approximately three (3) years

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:

•     If the closing price of the Reference Stock is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.

•     If the closing price of the Reference Stock is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.

You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	[6.50% - 7.00] per annum (1.625 – 1.750% per quarter), to be determined on the trade date.

Observation Dates:
Quarterly on May 20, 2015, August 20, 2015, November 20, 2015, February 22, 2016, May 20, 2016, August 22, 2016, November 21, 2016, February 21, 2017, May 22, 2017, August 21, 2017, November 20, 2017 and the Valuation Date.

Coupon Payment Dates:
The Contingent Coupon, if applicable, will be paid on May 26, 2015, August 25, 2015, November 25, 2015, February 25, 2016, May 25, 2016, August 25, 2016, November 25, 2016, February 24, 2017, May 25, 2017, August 24, 2017, November 24, 2017 and the Maturity Date.

Call Feature:
Royal Bank may redeem your Notes (in whole but not in part) at its sole discretion for 100% of their principal amount, plus any accrued interest, on any Coupon Payment Date beginning on or after February 25, 2016, provided Royal Bank gives at least three business days’ prior written notice to the trustee.

RBC Capital Markets, LLC
P2

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

Payment if Called:	If the Notes are called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

Call Settlement Dates:	If the Notes are called, the Call Settlement Date will be the applicable Coupon Payment Date.

Valuation Date:	February 20, 2018

Maturity Date:	February 23, 2018

Initial Stock Price:	The closing price of the Reference Stock on the trade date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Trigger Price and Coupon Barrier:	65% of the Initial Stock Price.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Stock Price of the Reference Stock:

•     If the Final Stock Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.

•     If the Final Stock Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, a cash payment equal to:

$1,000 + ($1,000 x Reference Stock Return)

The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Stock from the trade date to the Valuation Date. Investors in the Notes could lose some or all of their investment if there has been a decline in the trading price of the Reference Stock below the Trigger Price.

Reference Stock Return:	Final Stock Price – Initial Stock Price Initial Stock Price

Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.

Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Stock will result in the postponement of an Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

RBC Capital Markets, LLC
P3

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a callable pre-paid cash-settled contingent income-bearing derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2, P3 and P4 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
P4

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004111/c725133424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC
P5

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

HYPOTHETICAL EXAMPLES

The examples below are based on the following terms:

Hypothetical Initial Stock Price:	$100.00*
Hypothetical Trigger Price and Coupon Barrier:	$65.00, which is 65% of the Initial Stock Price
Contingent Coupon Rate:	6.75% per annum (or 1.6875% per quarter)**
Contingent Coupon Amount:	$16.875 per quarter
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note

* The hypothetical Initial Stock Price of $100 used in the examples below has been chosen for illustrative purposes only and does not represent the actual expected Initial Stock Price.  The actual Initial Stock Price will be set forth on the cover page of the final pricing supplement relating to the Notes.

**The actual contingent coupon rate will be determined on the Trade Date.

Final Stock Price	Reference Stock Return	Payment at Maturity (assuming that the Notes were not previously called)*
$200.00	100%	$1,000.00
$190.00	90%	$1,000.00
$180.00	80%	$1,000.00
$170.00	70%	$1,000.00
$160.00	60%	$1,000.00
$150.00	50%	$1,000.00
$140.00	40%	$1,000.00
$130.00	30%	$1,000.00
$120.00	20%	$1,000.00
$110.00	10%	$1,000.00
$100.00	0%	$1,000.00
$90.00	-10%	$1,000.00
$80.00	-20%	$1,000.00
$70.00	-30%	$1,000.00
$65.00	-35%	$1,000.00
$60.00	-40%	$600.00
$50.00	-50%	$500.00
$40.00	-60%	$400.00
$30.00	-70%	$300.00
$20.00	-80%	$200.00
$10.00	-90%	$100.00
$0.00	-100%	$0.00

* Excluding any accrued but unpaid interest.

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The price of the Reference Stock increases to a Final Stock Price of $150.

Because the Final Stock Price is greater than the Trigger Price, an investor will receive at maturity, in addition to the final interest payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.

Example 2: The price of the Reference Stock decreases to a Final Stock Price of $90.

Although the Final Stock Price is less than the Initial Stock Price, the Final Stock Price is above the Trigger Price. Because the Final Stock Price is above the Trigger Price, an investor will receive at maturity, in addition to the final interest payment on the Notes, a payment of $1,000 per $1,000 in principal amount of the Notes.

Example 3: The price of the Reference Stock decreases to a Final Stock Price of $40.

Because the Final Stock Price is less than the Trigger Price, no coupon will be payable for the final interest period, and an investor will receive an amount that will be calculated as follows:

$1,000 + ($1,000 x Reference Stock Return) = $1,000 + ($1,000 x -60%) = $1,000 + -600 = $400

RBC Capital Markets, LLC
P6

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Stock between the trade date and the Valuation Date.  If the Notes are not called and the Final Stock Price on the Valuation Date is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Stock from the trade date to the Valuation Date.  Any Contingent Coupons received on the Notes prior to the maturity date may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to a Call at Our Option — On any Coupon Payment Date on or after February 25, 2016, we may elect to call the Notes. If the Notes are called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date. You will not receive any coupon payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You May Not Receive any Contingent Coupons — We will not necessarily make any coupon payments on the Notes.  If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes.  Generally, the non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon for the final Observation Date on the maturity date, you will also incur a loss of principal, because the Final Stock Price will be less than the Trigger Price.

•
The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate (which will be determined on the trade date), regardless of the appreciation of the Reference Stock. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or a call.  Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. If the Notes are not called, you may be subject to the full downside performance of the Reference Stock even though your potential return is limited to the Contingent Coupon Rate.  As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stock.

•
Reinvestment Risk — If your Notes are redeemed early, the term of the Notes may be as short as approximately twelve months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are redeemed prior to the Maturity Date.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are Royal Bank's senior unsecured debt securities.  As a result, your receipt of the amount due on any relevant payment date is dependent upon Royal Bank's ability to repay its obligations at that time.  This will be the case even if the price of the Reference Stock increases after the trade date.  No assurance can be given as to what our financial condition will be during the term of the Notes.

RBC Capital Markets, LLC
P7

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the securities held by the Reference Stock during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Stock may have. Furthermore, the Reference Stock may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.

•
There Is No Affiliation Between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of the Reference Stock or the index sponsor of its underlying index. However, we and our affiliates may currently, or from time to time in the future, engage in business with these entities. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other entity prepares. You, as an investor in the Notes, should make your own investigation into the Reference Stock and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
Adjustments to the Reference Stock Could Adversely Affect the Notes — Van Eck Associates Corporation (“Van Eck”), as the investment adviser of the Reference Stock, is responsible for calculating and maintaining the Reference Stock. The investment adviser can add, delete or substitute the stocks comprising the Reference Stock. The investment adviser may make other methodological changes that could change the price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the closing price of the Reference Stock on an Observation Date or of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could affect the payments on the Notes and their market value at any time.

•
Changes that Affect the Underlying Index of the Reference Stock Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the sponsor of the underlying index of the Reference Stock concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the share price of the Reference Stock, whether the Notes are called on an Observation Date, the amount payable on the Notes at maturity, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the applicable index, or if the calculation or publication of the index is discontinued or suspended.

RBC Capital Markets, LLC
P8

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

•
Our Business Activities May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Stock or the securities held by the Reference Stock that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the prices of the Reference Stock, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the Reference Stock or the issuers of the securities held by the Reference Stock, including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stock.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities by us or one or more of our affiliates may affect the price of the Reference Stock, and, therefore, the market value of the Notes.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public - The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set - The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

•
Market Disruption Events and Adjustments —The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

RBC Capital Markets, LLC
P9

Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

•
The Holdings of the Market Vectors® Oil Services ETF Are Concentrated in the Oil Services Industry — All or substantially all of the stocks held by the Reference Stock are issued by oil services companies. As a result, the stocks that will determine the performance of the Reference Stock are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the Reference Stock, the return on the Notes will be subject to certain risks associated with a direct equity investment in oil services companies.

The profitability of companies in the oil services sector is related to worldwide energy prices, including all sources of energy, and exploration and production spending. The price of energy, the earnings of companies in the oil services sector, and the value of such companies’ securities can be extremely volatile. Such companies are also subject to risks of changes in exchange rates and the price of oil and gas, government regulation, the imposition of import controls, world events, negative perception, depletion of resources and general economic conditions, development of alternative energy sources, energy conservation efforts, technological developments and labor relations, as well as market, economic, social and political risks of the countries where oil services companies are located or do business. Oil services companies operate in a highly competitive and cyclical industry, with intense price competition.

The oil services sector is exposed to significant and numerous operating hazards. Oil and gas exploration and production can be significantly affected by natural disasters and adverse weather conditions in the regions in which they operate. The revenues of oil services companies may be negatively affected by contract termination and renegotiation. Oil services companies are subject to, and may be adversely affected by, extensive federal, state, local and foreign laws, rules and regulations. Oil exploration and production companies may also be adversely affected by environmental damage claims. The international operations of oil services companies expose them to risks associated with instability and changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations and other risks inherent to international business. Some of the companies in the underlying index are engaged in other lines of business unrelated to oil services, and they may experience problems with these lines of business which could adversely affect their operating results. The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business. In addition, a company’s ability to engage in new activities may expose it to business risks with which it has less experience than it has with the business risks associated with its traditional businesses. Despite a company’s possible success in traditional oil services activities, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

Certain companies in which the Reference Stock may invest are non-U.S. issuers whose securities are listed on U.S. exchanges. These securities involve risks beyond those associated with investments in U.S. securities, including greater market volatility, higher transactional costs, taxation by foreign governments, political instability and the possibility that foreign governmental restrictions may be adopted which might adversely affect such securities.

•	Relationship to Oil — The Reference Stock measures the performance of oil services companies and not oil itself. The Reference Stock may under- or over-perform oil over the term of the Notes.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

INFORMATION REGARDING THE REFERENCE STOCK

Information provided to or filed with the SEC by the Market Vectors® ETF Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.

The following information regarding the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

We obtained the information regarding the historical performance of the Reference Stock set forth below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Stock on any Observation Date or on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

Market Vectors® Oil Services ETF

The Reference Stock is an investment portfolio maintained, managed and advised by Van Eck. The Reference Stock is an exchange traded fund that trades on NYSE Arca under the ticker symbol “OIH.” The Reference Stock utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index. The Reference Stock will invest in all of the securities which comprise the underlying index. The Reference Stock will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.

Investment Objective

The Reference Stock seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the publicly traded securities in the Market Vectors US Listed Oil Services 25 Index (the “MVOIHTR”). The MVOIHTR is a rules-based index intended to track the overall performance of 25 of the largest U.S. listed, publicly traded oil services companies. The MVOIHTR is comprised of common stocks and depositary receipts of U.S. exchange-listed companies in the oil services sector. These companies may include foreign companies that are listed on a U.S. exchange. Companies are considered to be in the oil services sector if they derive at least 50% of their revenues from oil services, which include oil equipment, oil services or oil drilling. Of the largest 50 stocks in the oil services sector by full market capitalization, the top 25 by free-float market capitalization (e.g., includes only shares that are readily available for trading in the market) and three month average daily trading volume are included in the MVOIHTR.

Indexing Investment Approach

The OHI utilizes a “passive” or indexing investment approach and attempts to approximate the investment performance of the MVOIHTR by investing in a portfolio of securities that generally replicates the MVOIHTR. It is possible that the Reference Stock may not fully replicate the performance of the MVOIHTR due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances.

The Market Vectors US Listed Oil Services 25 Index

The MVOIHTR was developed by Market Vectors Index Solutions GmbH and is calculated, maintained and published by Market Vectors (“Market Vectors”), a wholly-owned subsidiary of Van Eck. Market Vectors has no obligation to continue to publish, and may discontinue the publication of, the MVOIHTR. The MVOIHTR is reported by Bloomberg under the ticker symbol “MVOIHTR.”

The MVOIHTR is a sector index that tracks the performance of the largest and most liquid US-listed companies that generate at least 50% of their revenues from oil services. The index contains only companies that meet strict size and liquidity requirements and are engaged primarily in oil equipment, oil services or oil drilling. Of the largest 50 stocks in the oil services sector by full market capitalization, the top 25 by free-float market capitalization (e.g., includes only shares that are readily available for trading in the market) and three month average daily trading volume are included in the MVOIHTR. Your return on the notes is linked to the performance of the Reference Stock and not the direct performance of the MVOIHTR.

Constituent stocks of the index must have a market capitalization of greater than $150 million as of the end of the month prior to the month in which a rebalancing date occurs to be eligible for inclusion. Stocks whose market capitalizations fall below $75 million as of the end of the month prior to the month in which any rebalancing date occurs will no longer be eligible. Stocks must have a three month average daily trading volume of at least $1 million to be eligible for the index and issuers of such stocks must have traded at least an average of 250,000 shares per month over the last six months. Only shares that trade on a recognized U.S. exchange may qualify.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

The index is calculated using a capitalization weighting methodology, adjusted for float. The index is rebalanced semi-annually, at the close of business on the third Friday in March and September, and companies are added and/or deleted based upon the index eligibility criteria. Companies with recent stock exchange listings (i.e., initial public offerings) may be added to the index on a semi-annual basis, provided the companies meet all eligibility criteria and have been trading for more than 30 trading days. The share weights of the index components are adjusted on a quarterly basis (every third Friday in a quarter-end month).

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

Historical Information

Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2012, 2013, and 2014 and for the period from February 13, 2015 to February 13, 2015.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock	Low Intra-Day Price of the Reference Stock	Period-End Closing Price of the Reference Stock
1/1/2012	3/31/2012	$45.14	$38.54	$40.62
4/1/2012	6/30/2012	$41.73	$32.55	$35.64
7/1/2012	9/30/2012	$43.84	$34.94	$40.20
10/1/2012	12/31/2012	$41.63	$36.25	$38.68
1/1/2013	3/31/2013	$45.12	$39.08	$42.94
4/1/2013	6/30/2013	$45.79	$39.42	$42.78
7/1/2013	9/30/2013	$48.52	$42.98	$47.08
10/1/2013	12/31/2013	$51.09	$46.63	$48.07
1/1/2014	3/31/2014	$50.65	$44.57	$50.33
4/1/2014	6/30/2014	$57.77	$48.99	$57.76
7/1/2014	9/30/2014	$58.00	$49.23	$49.61
10/1/2014	12/31/2014	$49.83	$33.54	$35.92
1/1/2015	2/13/2015	$36.63	$31.63	$36.16

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

The graph below illustrates the performance of the Reference Stock from February 13, 2012 to February 13, 2015, assuming an Initial Stock Price of $36.16, which was the closing price of the Reference Stock on February 13, 2015. The dotted line represents the hypothetical Coupon Barrier and Trigger Price of $23.50, which is equal to 65% of the closing price on February 13, 2015. The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Stock on the trade date.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under proposed Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the securities, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments or deemed payments made on the securities on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about February 25, 2015, which is the third (3rd) business day following the trade date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated July 23, 2013. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated July 23, 2013.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

RBC Capital Markets, LLC
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Trigger Phoenix Issuer Callable Notes Linked to the Market Vectors® Oil Services ETF Due February 23, 2018

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the trade date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

RBC Capital Markets, LLC
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